SEC Mail Processing Section
MAR 05 2012
Washington, DC
125

SECURITIES [AND EXCHANGE COMMISSION]
W[ASHINGTON, D.C.]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44892

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Equity Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Oaklawn Road
(No. and Street)

Short Hills	New Jersey	07078
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padilla & Company, LLP
(Name – *if individual, state last, first, middle name*)

175-61 Hillside Avenue, Suite 200	Jamaica	New York	11432
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/6

OATH OR AFFIRMATION

I, Ken Levine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Equity Capital Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/President
Title

Notary Public

DAVID ANDREW TROUPOS
Notary Public
State of New Jersey
My Commission Expires Jan 4, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST EQUITY CAPITAL SECURITIES, INC.

2 Oaklawn Road
Short Hills, NJ 07078

Tel: (973) 921-9549
Fax: (212) 253-4035
Member: FINRA

Via Priority Mail

February 27, 2012

Securities and Exchange Commission (2 Copies)
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Filing of 2011 Annual Audited Report/CRD #30365

Dear Sir or Madam:

Enclosed please find two copies of this firm's Annual Audit Report (Financial Statement) for the fiscal year ending December 31, 2011.

Please let me know if you need any additional information.

Sincerely,

Kenneth R. Levine

enclosures

FIRST EQUITY CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011

PADILLA & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

FIRST EQUITY CAPITAL SECURITES, INC.

YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1-2
Balance Sheet	3
Statement of Operations	4
Statement of Stockholder's Equity	5
Statement of Cash Flows	6
Statement of Changes in Liabilities Subordinated to General Creditors	7
Notes to Financial Statements	8-9
Supplemental Schedules: Computation of Net Capital Pursuant to Rule 15c3-1	10
Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3	11
Reconciliation of the Audited Computation of Net Capital and Focus Report - Part IIA Pursuant to Rule 17a-5	12
Independent Auditors' Supplementary Report on Internal Accounting Control	13-14

PADILLA & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
175-61 Hillside Avenue, Suite 200, Jamaica, NY 11432
Tel. (718) 558-5858
Fax. (718) 206-1040

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Equity Capital Securities, Inc.
Short Hills, NJ

We have audited the accompanying balance sheet of First Equity Capital Securities, Inc. (the "Company") as of December 31, 2011 and the related statements of operations, stockholder's equity, cash flows and changes in liabilities subordinated to creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with the auditing standards generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedules contained on pages 9 through 11, inclusive, required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of the management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been

subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or financial statements themselves, and other additional procedures in accordance with the auditing standards generally accepted in the United States of America. In our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padilla and Company, LLP

Jamaica, NY
February 9, 2012

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2011

ASSETS		
Current assets:		
Cash and cash equivalents	$	88,772
Accounts receivable		128,144
Prepaid expenses and other assets		7,874
Total current assets		224,790
Non-current assets:		
Property and equipment, net (Cost - $23,480; Accumulated depreciation - $23,480)		-
TOTAL ASSETS	**$**	**224,790**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	39,858
Stockholder's equity:		
Common stock, $.01 par value; 100 shares authorized		1
Additional paid-in capital		205,307
Retained earnings (deficit)		(20,376)
Total stockholder's equity		184,932
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**224,790**

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2011

Revenues:	
Commissions	$ 186,380
Interest income	248
Total revenues	186,628
Expenses:	
Occupancy and equipment rental	14,961
Professional fees	42,489
Telephone and communications	3,927
Travel and entertainment	15,441
Insurance	23,531
Contributions	600
Dues and subscriptions	640
Licenses and permits	7,264
Office expense	4,131
Other operating expenses	20,900
Total expenses	133,884
Income before provision for income taxes	52,744
Provision for income taxes	1,034
Net income	**$ 51,710**
Basic and diluted earnings per share	517.10

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2011

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)
Balances at January 1, 2011	$ 133,222	$ 1	$ 205,307	$ (72,086)
Capital contributions	-	-	-	-
Dividends	-	-	-	-
Net income	51,710	-	-	51,710
Balances at December 31, 2011	**$ 184,932**	**$ 1**	**$ 205,307**	**$ (20,376)**

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR DECEMBER 31, 2011

Cash flows from operating activities:	
Net income	$ 51,710
Adjustments to reconcile net income to net cash used for operating activities:	
Changes in assets and liabilities:	
Accounts receivable	(54,849)
Prepaid expenses and other assets	(834)
Accounts payable and accrued expenses	14,956
Net cash used for operations	10,983
Net increase in cash and cash equivalents	10,983
Cash and cash equivalents, beginning of year	77,789
Cash and cash equivalents, end of year	**$ 88,772**
Supplementary disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	1,034

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEAR DECEMBER 31, 2011

Subordinated borrowings at January 1, 2011	$ -
Subordinated notes issued or paid in 2011	-
Subordinated borrowings at December 31, 2011	$ -

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. **Organization:**

The Company was incorporated in the State of New York on May 28, 1993 to engage in the brokerage and investment advisory business.

2. **Significant accounting policies:**

a. Basis of presentation

The financial statements of the organization have been prepared on the accrual basis of accounting. The financial statements' presentation is in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

b. Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Revenue recognition

Consulting and advisory fee revenue was recognized when services provided were substantially completed.

d. Income taxes

The Company, with the consent of its stockholders, has elected to have its income taxed as an "S" corporation under the Internal Revenue Code which provides that, in lieu of corporate income taxes, stockholders are taxed individually on the Company's taxable income.

e. Cash and cash equivalents

Cash and cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

f. Property and equipment:

Property and equipment are stated at cost. Depreciation is computed over the useful lives of the assets using both the straight-line and declining balance methods. Purchases of property and equipment amounting to $2,500 and above are capitalized. Expenditures for repairs and maintenance are charged to operations in the period incurred.

3. Net capital requirements:

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's net capital rule which requires that the Company maintain a minimum net capital as defined, of 12.5% of aggregate indebtedness during the Company's first twelve months in business, or $5,000, whichever is greater. The Company agreed to maintain 120% of its minimum net capital requirements, or $6,000, in accordance with SEC Rule 17a-11(b)(1).

Net capital and aggregate indebtedness change from day-to-day, but, as of December 31, 2011, the Company had net capital of $48,914 which exceeded requirements by $43,914.

4. Pension plan:

The Company sponsors a profit sharing plan which covers all employees meeting the age and length of service requirements of the Plan. Contributions to the Plan are at the discretion of the Company's Board of Directors. Pension expense charged to operations for the year ended December 31, 2011 was $0.

5. Dividends:

There was no Cash dividend declared and paid as of December 31, 2011.

FIRST EQUITY CAPITAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2011

Credits:		
Stockholder's equity	$	184,932
Debits:		
Nonallowable assets:		
Accounts receivable		128,144
Prepaid expenses and other assets		7,874
Net capital		48,914
Minimum net capital requirements - greater of 12.5% of aggregate indebtedness or $5,000		5,000
Net capital in excess of requirements	$	43,914
Ratio of aggregate indebtedness to net capital		81.49%
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	39,858

FIRST EQUITY CAPITAL SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2011

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

FIRST EQUITY CAPITAL SECURITIES, INC.
RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND FOCUS REPORT - PART IIA PURSUANT TO RULE 17a-5
DECEMBER 31, 2011

There is no difference between the audited computation of net capital and the corresponding Focus Report - Part IIA.

FIRST EQUITY CAPITAL SECURITIES, INC.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2011

PADILLA & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PADILLA & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
Tel. (718) 558-5858
175-61 Hillside Avenue, Suite 200, Jamaica, NY 11432
Fax. (718) 206-1040

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
First Equity Capital Securities, Inc.
Short Hills, NJ

In planning and performing our audit of the financial statements and supplemental schedules of First Equity Capital Securities, Inc. (the "Company") for the year ended December 31, 2011, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control structure over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and and procedures followed by the Company in making the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure and the practices and procedures referred to above, errors or fraud may occur or may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency, or combination of deficiencies, internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company's to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use for the information and use of management of the Company, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Padilla and Company, LLP

Jamaica, NY
February 9, 2012